

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   July 2, 2018

<u>Via E-mail</u>
Mr. James Robert Todhunter
Chief Executive Officer
170 S Green Valley Pkwy, Suite 300
Henderson, Nevada 89012

> **Re: AIM Exploration Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed December 6, 2017**
> **Form 10-Q for the Quarter Ended February 28, 2018**
> **Filed May 30, 2018**
> **File No. 000-55358**

Dear Mr. Todhunter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarter Ended February 28, 2018</u>

1.   We note your disclosure in footnote 2 to the financial statements indicating that you have no known reportable reserves of any type of mineral. Please reconcile this disclosure to a February 13, 2018 press release on Globe Newswire indicating large deposits of approximately 104,000,000 metric tonnes of anthracite coal according to a Spanish Technical Geological report.

2.   Please forward to our engineer, as supplemental information and not as part of your filing, the Spanish Technical Geological report referenced in your press release, pursuant to paragraph (c) of Industry Guide 7. Please provide this information in English on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of the Exchange Act. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining